Exhibit 12.1

Statement of Computation of Ratio of Fixed Charges and Preferred Dividends to Earnings

(in thousands)

Earnings	Three Months Ended March 31, 2016	Year Ended December 31,
		2015	2014	2013	2012	2011
Net income (loss)	$8,925	$25,092	$21,050	$34,692	$7,893	$9,656
Less:
Equity in earnings from unconsolidated joint ventures	—	—	—	(2,390)	(1,698)	(1,458)
Plus:
Fixed charges	9,528	34,453	27,808	16,041	11,532	6,329
Distribution of cumulative earnings from unconsolidated joint venture	—	—	—	—	686	1,513
Less:
Interest capitalized	(15)	(50)	(52)	(80)	(50)	(104)

Total Earnings	$18,438	$59,495	$48,806	$48,263	$18,363	$15,936

Fixed Charges	Three Months Ended March 31, 2016	Year Ended December 31,
		2015	2014	2013	2012	2011
Interest expense	$8,938	$33,581	$28,025	$15,999	$10,885	$6,068
Capitalized interest	15	50	52	80	50	104
Amortization of financing costs	536	662	(432)	(144)	495	157
Portion of rental expense under operating leases deemed to be the equivalent of interest expense	39	160	163	106	102	—
Total Fixed Charges	9,528	34,453	27,808	16,041	11,532	6,329
Ratio of earnings to fixed charges	1.94x	1.73x	1.76x	3.01x	1.59x	2.52x
Ratio of earnings to combined fixed charges and preferred dividend	1.94x	1.73x	1.76x	3.01x	1.59x	2.52x